Filed Pursuant to Rule 424(b)(5)
Registration No. 333-165483

The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we and the selling stockholders are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 3, 2010

Prospectus Supplement

(to Prospectus dated May 18, 2010)

10,000,000 Shares

Dice Holdings, Inc.

Common Stock

We are offering 1,075,633 shares of our common stock and the selling stockholders identified in this prospectus supplement are offering 8,924,367 shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders and will use the proceeds we receive to purchase shares of our common stock from certain current and former members of our management and our board of directors. Our common stock is listed on the New York Stock Exchange under the symbol “DHX.” On December 2, 2010, the last reported sale price of our common stock on the New York Stock Exchange was $11.50 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-14 of this prospectus supplement and in the documents incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Us (Before Expenses)	$	$
Proceeds to Selling Stockholders (Before Expenses)	$	$

Delivery of the shares of common stock is expected to be made on or about December     , 2010. Certain of the selling stockholders have granted the underwriters an option for a period of 30 days to purchase an aggregate of up to an additional 1,500,000 shares of our common stock solely to cover overallotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $            , and the total proceeds, before expenses, will be $            . Discounts, commissions and proceeds will be prorated between us and the selling stockholders.

Jefferies & Company	Stifel Nicolaus Weisel	William Blair & Company

Prospectus Supplement dated                     , 2010

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of this prospectus supplement entitled “Where You Can Find More Information” and “Information Incorporated by Reference.”

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About This Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated May 18, 2010, including the documents incorporated by reference therein, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission, or SEC, before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

Unless we have indicated otherwise or the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to “Dice Holdings,” “the Company,” “we,” “us” and “our” or similar terms refer to Dice Holdings, Inc. and its subsidiaries on a consolidated basis.

S-ii

Industry and Market Data

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties, and industry and general publications. The information contained in “Prospectus Summary—Our Industry” is based on studies, analyses and surveys prepared by Corzen, Inc., International Data Corporation, Forrester Research, US, and the Gartner Group. We have not independently verified any of the data from third party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

We report the number of “unique visitors” for Dice.com by tracking permanent cookies or unique browser and IP address configurations of visitors who visit our site. A visitor to Dice.com is “unique” once during the measurement period, which is typically one month. We report the number of “unique visitors” for eFinancialCareers.com on an aggregate basis across the complete site network. Visitors who visit more than one site in the network during the measurement period are counted as unique visitors for each site they visit. The reported traffic levels are based upon analysis of our weblogs using industry standard software tools and best practices.

S-iii

Prospectus Supplement Summary

This summary highlights certain information about us, this offering and selected information contained elsewhere in or incorporated by reference into this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider carefully the more detailed information in this prospectus supplement and the accompanying prospectus, including the financial statements and other information incorporated by reference in this prospectus supplement and the accompanying prospectus, and the information included in any free writing prospectus that we have authorized for use in connection with this offering, including the information referred to under the heading “Risk Factors” in this prospectus supplement beginning on page S-14.

Overview

We are a leading provider of specialized career websites for select professional communities. We target employment categories in which there is a long-term scarcity of highly skilled, highly qualified professionals relative to market demand. Our career websites serve as online marketplaces where employers and recruiters find and recruit prospective employees, and where professionals find relevant job opportunities and information to further their careers. Each of our career websites offers job postings, content, career development and recruiting services tailored to the specific needs of the professional community that it serves. Our largest websites by revenue are Dice.com, the leading career website in the United States for technology and engineering professionals, and eFinancialCareers.com, the leading global career website for financial services professionals.

The Dice.com service has operated for 20 years, while eFinancialCareers.com has been in operation for ten years. Through eFinancialCareers, we have been able to extend our operations into financial services and expand our presence internationally into Europe and Asia, and broaden our expertise in content and community features. eFinancialCareers.com operates local websites in 18 markets and five languages for financial services professionals primarily in the United Kingdom, Continental Europe, North America, Middle East, Southeast Asia and Australia. To further our strategic footprint, in June 2009, we acquired AllHealthcareJobs, a leading career website in the United States for healthcare professionals. During 2010, we acquired the online and career-events business of WorldwideWorker.com, a global leader in online recruitment for the energy industry, as well as all the issued and outstanding shares of Rigzone.com, Inc., a U.S. market leader in the oil and gas industry delivering online content, data, advertising and career services.

We believe that as recruiting activities continue to migrate online and the global workforce becomes increasingly specialized, both professionals and employers are demanding access to industry and occupation-specific online recruiting services and career content. Professionals use our base level services at no cost to manage their careers by posting their resumes and searching our large collections of job opportunities. Employers, recruiters and staffing firms pay us to post jobs and to access our databases of resumes of highly experienced and qualified professionals. The majority of our revenues are derived from customers who purchase our recruitment packages, which are available through monthly or longer-term contractual arrangements and allow customers to both post jobs and search our databases of resumes.

We believe that our long operating history has enabled us to build brand recognition and a critical mass of both customers and professionals, which has given us a distinct competitive advantage in our employment categories. As the breadth and number of job postings and skilled professionals using our websites has grown, the increase of each has fostered the growth of the other, further enhancing the value and scale of our marketplaces.

We operate the following websites, each of which focuses on different career sectors or geographic regions:

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Dice.com, the leading recruiting and career development website for technology and engineering professionals in the United States. During October 2010, Dice.com had over 1.9 million unique visitors, a decrease of nearly 10% since October 2009. As of November 1, 2010, there were approximately 72,000 job postings.

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eFinancialCareers.com, the leading global recruiting and career development websites for financial services professionals, is headquartered in the United Kingdom and serves the financial services industry in various markets around the world. During October 2010, eFinancialCareers.com had approximately 1.2 million unique visitors worldwide, including visitors who came to more than one site in the network during the month, consistent with the number of unique visitors during October 2009. As of November 1, 2010, there were approximately 8,800 job postings.

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ClearanceJobs.com, the leading recruiting and career development website for professionals with active U.S. government security clearance. During October 2010, ClearanceJobs.com had approximately 300,000 unique visitors, a decrease of approximately 24%, since October 2009, and as of November 1, 2010 had approximately 6,800 job postings.

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AllHealthcareJobs.com, a leading recruiting and career development website for healthcare professionals. AllHealthcareJobs was acquired in June 2009. During October 2010, AllHealthcareJobs.com had approximately 220,000 unique visitors and as of November 1, 2010 had approximately 16,200 job postings. Monthly unique visitors have increased approximately 6% since acquisition.

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WorldwideWorker.com, a global leader in online recruitment for the energy industry. Worldwideworker was acquired in May 2010. During October 2010, Worldwideworker.com had approximately 180,000 unique visitors, an increase of 21% from October 2009, and as of November 1, 2010 had approximately 300 job postings.

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Rigzone.com, a U.S. market leader in the oil and gas industry delivering online content, data, advertising and career services. Rigzone was acquired in August 2010. During October 2010, Rigzone.com had approximately 500,000 unique visitors, an increase of 6% from October 2009, and as of November 1, 2010 had nearly 4,000 job postings.

We also operate Targeted Job Fairs, a leading producer and host of career fairs and open houses focused primarily on technology and security-cleared candidates in the United States.

We have experienced significant revenue growth since 2004. We generated revenues from continuing operations of $110.0 million in 2009, up from $32.2 million in 2004, representing a CAGR of 28%, and we grew our operating income and cash flow from operations from $3.6 million and $14.0 million to $26.5 million and $22.8 million, representing a CAGR of 49% and 10%, respectively, over the same period. However, the significant increase in the unemployment rate and general reduction in recruitment activity negatively impacted our revenues and income during late 2008 and throughout 2009. During the year ended December 31, 2009, we experienced a decline in total revenues of 29% as compared to the same period in 2008. The decline in revenues was a result of reduced need for our services which impacted the number of companies using our primary services. We saw a decline in the number of customers served at Dice.com from approximately 7,600 customers to approximately 5,900 customers during 2009. We began to see improvement in recruitment activity during the latter half of 2009, which resulted in revenues in the fourth quarter of 2009 being flat with the third quarter of 2009, but still significantly lower than the fourth quarter of 2008. The improvement in recruitment activity continued in 2010. Revenues for the nine months ended September 30, 2010 totaled $91.1 million, as compared to $83.3 million in the same period in 2009, an increase of 9%. Strong results at eFinancialCareers and continued improvements in recruitment activity at Dice are the primary drivers of the increase.

Any slowdown in recruitment activity that occurs will negatively impact our revenues and results of operations. Alternatively, a decrease in the unemployment rate or a labor shortage generally means that employers (including our customers) are seeking to hire more individuals, which would generally lead to more job postings and have a positive impact on our revenues and results of operations. Based on historical trends, improvements in labor markets and the need for our services generally lag behind overall economic improvements. Additionally, there has historically been a lag from the time customers begin to increase purchases of our services and the impact to our revenues due to the recognition of revenue occurring over the length of the contract, which can be several months to a year.

Our Industry

We operate in the online employment advertising segment of the broader market for staffing and employment services. The worldwide market for staffing and employment advertising is large and shifting online at a rapid pace. We believe that the overall demand for employment advertising and recruiting and career development products and services has significant long-term growth potential. Over the next decade, the aging labor force of the United States is expected to lead to a labor supply-demand imbalance as baby-boomers retire. We believe that international economies show similar trends, with an aging labor force in Europe and shortages of skilled professionals to meet the demand of developing economies in Asia.

We also believe that certain industries that employ highly skilled and highly paid professionals will experience particularly strong demand for effective recruiting solutions due to the scarcity of such professionals. According to the U.S. Bureau of Labor Statistics, for instance, more than half of the new jobs created will be in professional and related occupations and service occupations. Additionally, 22 of the top 30 fastest-growing occupations in the United States during the period from 2008 to 2018 are expected to be in computer-related, technology, finance, and healthcare fields. In addition, the current labor market for finance, healthcare and computer-related occupations is significantly tighter than the overall employment market in the U.S.

We believe that the market for employment advertising will continue to shift online due to:

•

Expansion in the size of the Internet population and increased broadband access. The Internet population continues to grow and, according to International Data Corporation, the number of global Internet users is projected to grow from over 1.6 billion in 2009 to over 2.2 billion in 2013. Gartner projects that broadband penetration will increase from 60% of U.S. households in 2009 to 78% in 2013. This trend is bringing online large groups of workers from diverse industry segments and enabling employers to target them through online classified advertisements.

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Shift in media consumption and spending from offline to online media. Increased penetration of broadband Internet connections is fueling not only the growth in the number of Internet users but also the amount of time consumers are spending online (on an absolute basis and relative to using other media). In 2009, Forrester Research, US, or “Forrester,” found that consumers spent 34% of their media consumption hours online. While U.S. online advertising budgets are large and growing, online marketing spend represents only a small fraction of total advertising spending. According to Forrester, online advertising budgets were estimated to be approximately $25.6 billion in 2009, which was just 12% of total U.S. advertising expenditures. We believe that over time, advertisers will follow consumer behavior and invest a growing share of their marketing budgets in online advertising. Forrester projected that U.S. online advertising would reach $55.0 billion in 2014 and represent 21% of all marketing spend, representing a CAGR of approximately 17% from 2005.

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Online job boards offer inherent benefits compared to offline methods. The Internet has revolutionized the hiring process for professionals as well as for recruiters and employers. Professionals experience multiple benefits from performing searches online. They are able to search for open positions that fit their qualifications and career objectives and immediately upload their resumes to apply for open positions. Prior to online offerings, recruiters and employers had a limited and relatively inflexible set of options to find employees, including newspaper classifieds and other print advertisements, traditional career fairs, on campus recruiting, internal referral programs and recruiting firms. With online solutions, recruiters and employers are able to immediately upload and update a list of open positions and can provide detailed job descriptions, along with links to relevant information for potential candidates. They can also efficiently search through online databases of resumes for candidates that fit their hiring needs.

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Relative cost advantages of online versus print employment advertising. Recruiters and employers using online recruiting methods can realize substantially lower cost per hire and overall sourcing costs in comparison to traditional print classified advertisements. Not only is the typical price to post a job listing lower online than in print for a comparable period of time, but we also believe that online advertising is more effective and contributes to a higher return on investment for our customers because online job postings are generally more accessible to a wider audience given the limitless geographic boundaries and 24/7 access the Internet affords. Moreover, online job postings can more easily be filtered for relevancy than print listings, allowing customers access to a more targeted audience. Further, searchable database access allows customers access to a broad and unique talent pool, immediately and cost effectively, connecting employers with highly qualified professionals.

While generalist job boards have improved the recruiting process compared to traditional offline alternatives, specialized career websites offer job postings, content and services tailored to the specific needs of the communities they serve. Generalist sites often do not provide as simple and as rapid an ability to match specific skills and requirements between candidates and available positions. Specialist career websites, however, not only can provide an experience relevant to candidates’ specific needs, but also can remain relevant for professionals who are not currently seeking a job, but who nonetheless wish to remain apprised of market trends. We believe this leads to a better recruitment experience for both customers and professionals.

Our Value Proposition

We have become a leading provider of specialized career websites for select professional communities by providing unique benefits to professionals and our customers. Our specialized career websites provide professionals with quick and easy access to job postings that are relevant and meet their industry-specific criteria, and provide our customers with pools of hard-to-find, highly qualified professional talent. By providing deep databases of professionals to our customers and a large number of employment opportunities for professionals, we encourage the use of our websites and continue to attract customers to our services. We believe these factors have helped us to achieve a critical mass of both customers and professionals, contributing to the attractiveness and efficiency of our online marketplaces.

Benefits to Professionals

Access to a large number of relevant job postings. Our career websites provide a large number of job postings for technology and engineering, accounting and finance, financial services, healthcare and U.S. government security-clearance positions. For example, as of November 1, 2010, Dice.com had 72,000 individual job postings for technology and engineering professionals, which we believe to be the largest concentration in the United States in these verticals, and eFinancialCareers had nearly 8,800 job postings for financial services professionals. ClearanceJobs.com had 6,800 job postings for individuals with U.S. government security-clearance. In addition, the specialized focus of our career websites benefits professionals by helping to ensure that the job opportunities posted by our customers are relevant and attractive to them.

Compelling user experience. We have designed each of our career websites with the specific needs of our target audiences of professionals in mind. Each of our specialized career websites permits professionals to search for jobs based on location and other specific variables, such as type of employment and skill set. We also offer tools such as our “search agents,” which provide for powerful, detailed searches of job opportunities that match desired criteria, the results of which are delivered by email. We believe this makes it easy for professionals to quickly find job opportunities that match their qualifications and expectations. Additionally, we tailor the “look and feel” and content of each of our websites to its intended target audience of professionals, which makes the experience more useful and relevant in their day-to-day work lives. We believe that our customized search engines and audience-tailored websites are efficient and relevant, easy to use and valuable to our users, helping us build a loyal and engaged audience.

Targeted career development services and tools. We provide professionals with targeted career development services and tools including content, decision support tools and relevant industry news. For example, Dice.com and ClearanceJobs.com provide professionals with market and salary information and local market trends. eFinancialCareers.com provides industry-specialized online career content, as well as print and online career guides targeted to college and graduate students. We believe our career development services and tools benefit the professionals who use our career websites by providing them with relevant information to manage and enhance their careers, and also increase the engagement of professionals with our sites.

Benefits to our Customers

Unique pools of qualified professionals. We seek to improve the efficiency of the recruiting process for our customers by providing quick and easy access to large and up-to-date pools of highly qualified and hard-to-reach professionals. The professionals who post their resumes on Dice.com are highly educated, with approximately 74% having a bachelor’s degree or higher, as of October 2010. Our online surveys indicate that over 78% of professionals who use Dice.com have more than five years of experience, more than half have greater than 10 years of experience, and the majority are currently employed. We believe the high number of employed, or “passive,” job seekers that use our websites makes our online career websites more attractive to our customers because actively employed professionals often make for more attractive candidates. Moreover, because the communities of professionals who visit our websites are highly skilled and specialized within specific industries, we believe our customers reach a more targeted and qualified pool of candidates than through generalist sites. Additionally, the size and geographic scope of the eFinancialCareers network, which operates career websites in 18 markets around the world, provides customers with access to highly targeted financial services professionals around the world.

Efficient and targeted candidate searches. Our career websites are easy to use and our search engines are designed so that our customers can search our resume databases quickly to find professionals who meet specified criteria. We believe that this approach results in a faster and more efficient search for candidates, helps our customers improve the efficiency of their recruiting efforts and increases customer preference for our recruiting solutions relative to those of our competitors.

High-quality customer support. We are able to differentiate ourselves from our competitors by providing extensive ongoing support to our customers. Our customer support representatives focus on building customer loyalty, customer training, proactive follow-up support, reactive troubleshooting, maintenance and expansion of customer relationships and compliance. We personalize our customer support efforts by providing our customers with representatives that are knowledgeable about the professional communities we serve and the skill sets of professionals in those communities. For example, we help our customers draft job postings and build specific candidate searches, improving the relevancy of job postings for professionals, and helping our customers find and attract qualified candidates.

Our Strategy

Our goal is to be the leading global network of specialized career websites for select professional communities. Our primary objective is to maximize the long-term potential of our career websites. We continue to pursue our goals by pursuing the following strategies:

Continue to grow the size, quality, uniqueness and activity level of our professional communities. Continuing to grow the size, quality, uniqueness and activity level of our professional communities is a key success factor in maximizing the long-term potential of our career websites. By continually delivering a growing and fresh audience of qualified professionals to our customers, we will be able to satisfy and retain our existing customers as well as to meet the expectations and needs of new customers. We intend to achieve this objective by increasing loyalty and usage among professionals who currently use the site and by reaching new users through targeted marketing and online advertising campaigns.

Continue to execute on customer acquisition. Our ability to achieve our long-term growth objective depends, in part, on our ability to expand our customer base and deepen the relationships we have with our existing customers. Our customer acquisition efforts are focused primarily on direct marketing combined with a targeted sales approach. We believe there are significant opportunities to sell our services to companies with whom we do not currently have a relationship and to expand the level of services we sell to our existing customers.

Further build brand awareness. Brand recognition is a key differentiating factor among providers of traditional and online recruiting and career services. We believe that during the 20 years we have operated Dice.com and the ten years that eFinancialCareers has been in operation, we have fostered brands that are closely associated with ease of use and high quality sector-specific career and recruiting services within their professional communities. We will continue to invest in increasing brand awareness through targeted marketing and advertising campaigns in order to attract new customers and professionals.

Enhance content and community features across our websites. We believe that both active and passive job seekers find value in the free information and services we provide, and we intend to enhance, expand and develop additional content and community features across our websites. For example, Dice.com launched a discussion board where technology professionals come together to discuss career advice and network with each other. In 2010, Dice launched Dice Talent Network™ that allows for direct interaction between technology professionals and recruiters or companies that seek to recruit them. eFinancialCareers has invested in producing significant online and offline content tailored to each of its websites and audiences. In addition, by powering the job boards of an estimated additional 80 websites in the financial services sector, including well-known, worldwide financial publications, eFinancialCareers is able to position its job postings next to high quality, third party content. We believe enhancing our community features will increase the level of engagement we have with our audience and our audience has with each other.

Further expand our services globally. We believe there are significant long-term global growth opportunities for the online recruitment and employment advertising industry. As in the United States, there is increasing demand for specialized online recruiting in both emerging and established economies worldwide. Consistent with this belief, in October 2006 we completed the eFinancialGroup Acquisition, and, as a result, we now have a strong presence in the United Kingdom, as well as a presence in important financial services centers around the world. We believe the expertise and reach of Dice and eFinancialCareers together will provide a strong position to expand our business and brands into new markets. We will also continue to evaluate and selectively pursue other growth opportunities that will allow us to further expand our business outside of the United States.

Selectively expand into new verticals. We believe other professional communities have characteristics that would support specialized career websites. We will consider entering into new verticals that meet specific criteria, primarily focusing on hard-to-find, highly skilled and highly paid professionals. We entered the healthcare vertical during 2009 with our acquisition of AllHealthcareJobs.com. We also entered the energy industry vertical in 2010 with our acquisitions of WorldwideWorker.com and Rigzone.com. We believe we can leverage our experience serving unique vertical or industry markets as we pursue opportunities in other vertical industries. For example, we have been able to increase ClearanceJobs.com’s revenues more than ten-fold since we acquired it in 2004, which demonstrates our ability to successfully leverage our experience in serving high growth communities as we expand into new verticals.

Products and Services

We provide leading recruiting and career development websites for direct employers, recruiters, staffing companies and technology and engineering, financial services, capital market and corporate finance, energy, healthcare, and security-cleared professionals. We provide our customers with access to unique pools of experienced and highly qualified professionals, and professionals seeking jobs and career information with access to collections of full-time, part-time and contract positions. Both customers and professionals provide content for our career websites by posting descriptions of available jobs and resumes. Our search technology and specialized focus enable us to provide professionals with the ability to perform highly targeted job searches based on specific criteria, including locations, types of employment, skills and keywords. Our vertical focus allows users to find the information they are looking for faster and easier than general job boards. Our career websites also offer career resources, such as specialized content and industry news.

We offer our recruiting and career development services and tools through the following six websites, each of which focuses on different career sectors:

Dice.com is the leading career site for technology and engineering professionals and the companies that seek to employ them. The job postings available in the Dice.com database, from both technology and non-technology companies across many industries, include a wide variety of technology positions for software engineers, systems administrators, database specialists and project managers, and a variety of other technology and engineering professionals.

Customers have access to specific tools and resources that Dice.com provides to help recruiters and human resources managers improve the effectiveness of their recruitment processes. Through our resume database offerings, Dice.com provides customers with the ability to conduct powerful, detailed searches of candidate resumes that match desired criteria, the results of which are delivered by email to our customers. Dice.com also provides professionals with job search tools, resume posting and career-related content. In October 2010, Dice.com had over 1.9 million unique visitors and ended the month with more than 1.1 million searchable resumes. Approximately 600,000 of these resumes are more than one year old.

Customers can purchase recruitment packages, classified postings or advertisements. Approximately 85% of Dice.com revenue is derived from recruitment packages. Recruitment packages offer our customers the ability to access the candidate resume database and post jobs in job slots. Job slots allow our customers to rotate an unlimited number of jobs through the same slots during the contract period. Our base monthly recruitment package gives our customers a single license to search our candidate resume database and the ability to post positions in up to five job slots. Customers are incented to purchase our recruitment packages on an annual basis. Our classified postings allow our customers to post a single job for a period of 30 days. General website advertising does not generate a significant portion of our revenue, but may be purchased separately or as part of a recruitment package.

eFinancialCareers.com is the leading global recruiting and career development network of websites for financial services professionals, including investment banking, asset management, insurance, retail banking, hedge funds and senior corporate finance professionals. eFinancialCareers was launched in the United Kingdom in 2000, and now operates career websites in 18 markets in five languages primarily in Continental Europe, North America, the Middle East, Southeast Asia and Australia using the eFinancialCareers name. eFinancialCareers has expanded its career site network through distribution agreements by which it powers the job boards of an additional 80 websites in the finance sector, including well-known worldwide capital markets publications and organizations, such as Thomson Reuters (U.K., France, Italy, Germany, Africa and Gulf), Institutional Investor (U.S.), L’Expansion and l’Express (France), Milano Finanza (Italy), Finance Asia (Southeast Asia) and Financial Standard (Australia). As a result, eFinancialCareers is able to greatly enhance the reach and visibility of its job postings and has attracted an audience of cross-border customers and professionals willing to seek jobs in markets other than their own. eFinancialCareers does not generate revenues from its distribution agreements.

eFinancialCareers’ customers primarily post jobs targeting specific sectors within the financial services industry, and can also search the resume database of highly qualified and specialized professionals in this sector. In addition to allowing professionals to post resumes and apply for listed positions, eFinancialCareers also provides professionals with career enhancement tools and resources, such as employer profiles, newsletters, and industry surveys. eFinancialCareers also provides both professionals and graduating students with professional education and training materials. As of October 31, 2010, eFinancialCareers.com had 800,000 searchable resumes.

ClearanceJobs.com is the leading online career website dedicated to matching candidates with active or current U.S. government security clearance to the best hiring companies searching for security-cleared employees. ClearanceJobs.com provides professionals with many of the career development tools, such as resume writing tips and salary surveys, also offered on Dice.com. We believe ClearanceJobs.com has the largest and fastest-growing database of active security-cleared candidates available online, with approximately 150,000 resumes as of October 31, 2010. The majority of candidates with resumes in our database have high-level security clearance.

AllHealthcareJobs.com is a leading career website dedicated to matching healthcare professionals with available career opportunities. We believe AllHealthcareJobs.com has the largest and fastest-growing database of healthcare professionals among websites focused specifically on healthcare professionals with more than 300,000 resumes as of October 31, 2010.

WorldwideWorker.com is a leading career website dedicated to online recruitment for the energy industry. In October 2010, WorldwideWorker.com had over 180,000 unique visitors and ended the month with 450,000 resumes.

Rigzone.com is a leading career website dedicated to delivering online content, data, advertising and career services in the oil and gas industry. In October 2010, Rigzone.com had over 500,000 unique visitors and ended the month with 270,000 resumes.

We also operate Targeted Job Fairs, a leading producer and host of career fairs and open houses focused primarily on technology and security-cleared candidates in the United States.

Corporate Information

We were incorporated in Delaware in June 2005, but through our predecessors have been in the technology recruiting and career development business since 1990. Our common stock is listed on the New York Stock Exchange under the symbol “DHX.” Our principal executive office is located at 1040 Avenue of the Americas, New York, New York and our telephone number is (212) 725-6550. Our website is www.diceholdingsinc.com. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus supplement or the accompanying prospectus and should not be considered part of this prospectus supplement or the accompanying prospectus.

The Offering

Issuer	Dice Holdings, Inc.

Common stock offered by us	1,075,633 shares

Common stock offered by the selling stockholders	8,924,367 shares

Common stock to be outstanding after this offering	64,716,406 shares

Use of Proceeds

We estimate the net proceeds to us from this offering will be approximately $11,875,000, based on an assumed offering price of $11.50 per share in this offering, which was the last reported sale price of our common stock on the New York Stock Exchange on December 2, 2010. We intend to use the net proceeds to us from this offering to purchase 1,075,633 shares of common stock (at a price equal to the price paid by the underwriters for shares in this offering) held by certain of our directors and current and former officers. We will not receive any proceeds from the sale of shares by the selling stockholders, including any proceeds resulting from the underwriters exercise of their option to purchase additional shares. See “Use of Proceeds.”

Risk Factors

You should carefully read and consider the information under “Risk Factors,” together with all of the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in our common stock.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “DHX.”

Outstanding Common Stock

The number of shares of our common stock to be outstanding immediately after this offering is based on              shares outstanding as of December 1, 2010 and excludes as of that date:

•	10,849,114 shares of our common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $3.51;

•	1,219,299 shares of our common stock available as of that date for future grant or issuance pursuant to our stock plans;

and includes as of that date:

•

1,075,633 shares of our common stock that are expected to be issued upon the exercise of outstanding stock options by certain of our directors and current and former officers prior to the closing of this offering.

Except as otherwise indicated, all information in the prospectus supplement assumes no exercise by the underwriters of their overallotment option.

Selected Summary Financial Information

The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which are incorporated herein by reference.

The consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 have been derived from the audited consolidated financial statements and related notes that are incorporated herein by reference. The consolidated statements of operations data for the nine month periods ended September 30, 2009 and 2010 and the balance sheet data as of September 30, 2010 have been derived from our unaudited condensed consolidated financial statements that are incorporated herein by reference and have been prepared on the same basis as our audited financial statements. In the opinion of management, our unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Our results of operations for the nine month period ended September 30, 2010 are not necessarily indicative of the results that can be expected for the full year or any future period.

	For the year ended December 31,			For the nine months ended September 30,
	2007	2008	2009	2009	2010
Revenues	$142,350	$155,009	$109,991	$83,311	$91,108

Operating expenses:
Cost of revenues	8,647	9,862	7,501	5,570	6,973
Product development	4,188	4,425	3,866	2,886	4,615
Sales and marketing	53,427	57,019	35,241	26,180	32,487
General and administrative	19,194	21,277	18,857	14,849	14,607
Depreciation	2,971	3,689	3,715	2,786	3,082
Amortization of intangible assets	19,051	16,641	14,270	11,730	8,518
Impairment of goodwill and intangible assets	2,879	7,213	—	—	—
Change in acquisition related contingencies	—	—	—	—	(481)

Total operating expenses	110,357	120,126	83,450	64,001	69,801

Operating income	31,993	34,883	26,541	19,310	21,307
Interest expense	(13,104)	(9,552)	(6,801)	(5,170)	(2,807)
Deferred financing cost write-off	—	—	—	—	(1,388)
Interest income	1,047	1,647	213	173	88
Gain (loss) from interest rate hedges	—	(2,568)	1,505	1,051	216
Other income (expense)	—	—	(77)	—	—

Income from continuing operations before income taxes	19,936	24,410	21,381	15,364	17,416
Income tax expense	6,692	9,573	7,890	5,728	4,261

Net income from continuing operations	13,244	14,837	13,491	9,636	13,155

Discontinued operations:
Gain (loss) from discontinued operations	(1,718)	519	—	—	—
Income tax benefit from discontinued operations	3,981	—	—	—	—

Income from discontinued operations, net of tax	2,263	519	—	—	—
Net income	15,507	15,356	13,491	9,636	13,155
Convertible preferred stock dividends	(107,718)	—	—	—	—

Income (loss) attributable to common stockholders	$(92,211)	$15,356	$13,491	$9,636	$13,155

	For the year ended December 31,			For the nine months ended September 30,
	2007	2008	2009	2009	2010

Basic earnings (loss) per share(1):
From continuing operations	$(3.34)	$0.24	$0.22	$0.15	$0.21
From discontinued operations	0.08	0.01	—	—	—

	$(3.26)	$0.25	$0.22	$0.15	$0.21

Diluted earnings (loss) per share(1):
From continuing operations	$(3.34)	$0.23	$0.20	$0.15	$0.20
From discontinued operations	0.08	0.01	—	—	—

	$(3.26)	$0.24	$0.20	$0.15	$0.20

Weighted average shares outstanding:
Basic	28,256	62,194	62,266	62,248	62,436
Diluted	28,256	65,345	66,074	66,070	67,406

Other Financial Data:
Net cash from operating activities	$55,653	$54,176	$22,801	$16,363	$34,652
Depreciation and amortization	22,022	20,330	17,985	14,516	11,600
Capital expenditures	(3,527)	(3,971)	(2,988)	(2,080)	(3,414)
Net cash from investing activities	(2,760)	(10,341)	(3,516)	(2,020)	(46,541)
Net cash from financing activities	(1,167)	(43,196)	(31,170)	(30,881)	6,075
Deferred revenue(2)	46,230	40,758	33,909	31,591	44,745
Adjusted EBITDA(3)(4)	62,518	68,016	49,616	38,233	35,119

At September 30, 2010
Balance Sheet Data:
Cash and cash equivalents	$38,641
Goodwill and intangible assets, net	$246,821
Total assets	$314,730
Long-term debt, including current portion	$57,000
Total stockholders’ equity	$164,451

(1)	Basic and diluted net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders by the weighted-average number of shares outstanding for the period. The impact of preferred stock outstanding and common stock options outstanding at December 31, 2007 was anti-dilutive and therefore was excluded from the calculation of diluted earnings per share for that period.
(2)	Deferred revenue is a key metric of our business as it indicates a level of sales already made that will be recognized as revenue in the future. Deferred revenue reflects our increased ability to sign customers to long-term contracts. As required by generally accepted accounting principles in the United States, or “U.S. GAAP,” in determining the fair value of the liabilities assumed under purchase accounting, the acquired deferred revenue is to be recorded at fair value to the extent it represents an assumed legal obligation. We estimate our obligation related to deferred revenue is to be recorded at fair value to the extent it represents an assumed legal obligation. We recorded deferred revenue for eFinancialGroup at the date of the acquisition of $3.6 million, prior to purchase accounting adjustments. We estimated our obligation related to deferred revenue based on future costs to fulfill our obligation to our customers. As a result, we recorded an adjustment to reduce the carrying value of deferred revenue for eFinancialGroup by $2.4 million, to $1.2 million. The reduction negatively impacted revenues by $1.5 million during the year ended December 31, 2007.

(3)	Adjusted EBITDA is a metric used by management to measure operating performance. Management uses Adjusted EBITDA as a performance measure for internal monitoring and planning, including preparation of annual budgets, analyzing investment decisions and evaluating profitability and performance comparisons between us and our competitors. The Company also uses this measure to calculate amounts of performance based compensation under the senior management incentive bonus program. Adjusted EBITDA, as defined in our credit agreement, represents net income (loss) plus (to the extent deducted in calculating such net income (loss)) interest expense, income tax expense, depreciation and amortization, non-cash stock option expenses, losses resulting from certain dispositions outside the ordinary course of business, certain writeoffs in connection with indebtedness, impairment charges with respect to long-lived assets, expenses incurred in connection with an equity offering, extraordinary or non-recurring non-cash expenses or losses, transaction costs in connection with our new credit agreement up to $250,000, deferred revenues written off in connection with acquisition purchase accounting adjustments, writeoff of non-cash stock compensation expense, and business interruption insurance proceeds, minus (to the extent included in calculating such net income (loss)) non-cash income or gains, interest income, and any income or gain resulting from certain dispositions outside the ordinary course of business.

We consider Adjusted EBITDA, as defined above, to be an important indicator to investors because it provides information related to our ability to provide cash flows to meet future debt service, capital expenditures and working capital requirements and to fund future growth as well as to monitor compliance with financial covenants. We present Adjusted EBITDA as a supplemental performance measure because we believe that this measure provides our board of directors, management and investors with additional information to measure our performance, provide comparisons from period to period and company to company by excluding potential differences caused by variations in capital structures (affecting interest expense) and tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses), and to estimate our value.

We present Adjusted EBITDA because covenants in our credit agreement contain ratios based on this measure. Our credit agreement is material to us because it is one of our primary sources of liquidity. If our Adjusted EBITDA were to decline below certain levels, covenants in our credit agreement that are based on Adjusted EBITDA may be violated and could cause a default and acceleration of payment obligations under our credit agreement.

Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our profitability or liquidity.

(4)	The following table reconciles Adjusted EBITDA to net income and to net cash provided by operating activities for the periods presented:

	For the year ended December 31,			For the nine months ended September 30,
	2007	2008	2009	2009	2010
Reconciliation of Net Income to Adjusted EBITDA:
Net income	$15,507	$15,356	$13,491	$9,636	$13,155
Interest expense	13,104	9,552	6,801	5,170	2,807
Deferred financing cost write-off	—	—	—	—	1,388
Interest income	(1,047)	(1,647)	(213)	(173)	(88)
Income tax expense	6,692	9,573	7,890	5,728	4,261
Depreciation	2,971	3,689	3,715	2,786	3,082
Amortization of intangible assets	19,051	16,641	14,270	11,730	8,518
(Gain) loss on interest rate hedges	—	2,568	(1,505)	(1,051)	(216)
Change in acquisition related contingencies	—	—	—	—	(481)
Other expense (income)	—	—	77	—	—
Impairment of intangible assets	2,879	7,213	—	—	—
Non-cash stock compensation expense	4,100	5,590	5,090	4,407	2,693
Deferred revenue adjustment	1,524	—	—	—	—
Discontinued operations	(2,263)	(519)	—	—	—

Adjusted EBITDA	$62,518	$68,016	$49,616	$38,233	$35,119

Reconciliation of Operating Cash Flows to Adjusted EBITDA:
Net cash provided by operating activities	$55,653	$54,176	$22,801	$16,363	$34,652
Interest expense	13,104	9,552	6,801	5,170	2,807
Amortization of deferred financing costs	(795)	(833)	(833)	(625)	(562)
Interest income	(1,047)	(1,647)	(213)	(173)	(88)
Income tax expense	6,692	9,573	7,890	5,728	4,261
Deferred income taxes	2,452	(2,915)	4,750	3,861	2,321
Change in accrual for unrecognized tax benefits	—	—	—	—	1,502
Change in accounts receivable	4,127	(4,443)	(1,631)	(4,853)	104
Change in deferred revenue	(11,831)	3,570	7,332	9,646	(7,940)
Changes in working capital and other	(5,098)	891	2,719	3,116	(1,938)
Adjustments for cash flow from discontinued operations	(2,263)	(519)	—	—	—
Gain on discontinued operations	—	611	—	—	—
Deferred revenue adjustment	1,524	—	—	—	—

Adjusted EBITDA	$62,518	$68,016	$49,616	$38,233	$35,119

Risk Factors

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks described below and in the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2009, which are incorporated by reference in this prospectus supplement and the accompanying prospectus in their entirety, together with other information in this prospectus supplement, the accompanying prospectus, the information and documents incorporated by reference, and in any free writing prospectus that we have authorized for use in connection with this offering. If any of the described events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment. The risks described below and in the document referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Related to this Offering and our Common Stock

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions under our credit agreement, business prospects and other factors that our board of directors considers relevant. Furthermore, because we are a holding company, any dividend payments would depend on the cash flow of our subsidiaries. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. For the foregoing reasons, you will not be able to rely on dividends to receive a return on your investment.

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and by-laws contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. The provisions include, among others:

•	provisions relating to creating a board of directors that is divided into three classes with staggered terms;

•

provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and provisions permitting the removal of directors only for cause and with a 66 2/3% stockholder vote;

•	provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation and for the adoption, amendment and repeal of our by-laws;

•	provisions barring stockholders from calling a special meeting of stockholders or requiring one to be called;

•	elimination of the right of our stockholders to act by written consent; and

•	provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders.

Additionally, because we are incorporated in Delaware, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied. For more information, see “Description of Capital Stock” in the accompanying prospectus. These provisions of our amended and restated certificate of incorporation, by-laws and Delaware law could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future which could reduce the market price of our stock.

Our stock price may be volatile and you may lose all or part of your investment.

The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the offering price. The market price of our common stock may fluctuate based on a number of factors in addition to those listed in this prospectus supplement, including:

•	our operating performance and the performance of our competitors and other similar companies;

•	the public’s reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission, which we refer to as the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	changes in general economic conditions;

•	the number of our publicly traded shares;

•	actions of our current stockholders, including this offering;

•	the arrival or departure of key personnel or personal matters affecting our principal stockholders;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors; and

•	other developments affecting us, our industry or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and these fluctuations could materially reduce our stock price.

Future sales of shares could cause our stock price to decline.

Sales of a substantial number of shares of our common stock, or the perception that a large number of shares will be sold, could cause the market price of our common stock to decline. As of December 1, 2010, approximately 63,640,773 shares of our common stock were outstanding. Of these shares, a majority will be restricted pursuant to Rule 144 under the Securities Act after giving effect to this offering. However, the holders of approximately 37,243,020 of these restricted shares of our common stock after giving effect to this offering (including the investment funds related to General Atlantic, LLC and Quadrangle Group LLC) (or 35,743,020 shares if the underwriters overallotment option is exercised in full) have caused their shares to be registered under the registration statement of which this prospectus supplement and the accompanying prospectus are parts. In addition, the restricted shares may be sold under Rule 144 from time to time subject to the volume, manner of sale and other conditions of Rule 144. Although the selling stockholders, our directors and our executive officers who beneficially own in the aggregate 42,594,892 shares of our common stock after giving effect to this offering (or 41,094,892 shares if the underwriters overallotment option is exercised in full) have entered into 90-day underwriter lock-up agreements, the underwriters may waive the lock-up restrictions at their discretion.

In addition, we have reserved for issuance 1,219,299 shares of common stock under our stock plans. As of December 1, 2010, options to purchase 11,924,747 shares of our common stock were outstanding under our stock plans (or 10,849,114 shares after the closing of this offering) of which options to purchase 8,711,369 shares of our common stock (or 7,635,736 shares after the closing of this offering) were vested and immediately exercisable. The holders of vested options to purchase 6,458,119 shares of our common stock will be subject to the 90-day underwriters’ lock-up period and the holders of vested options to purchase 1,177,617 shares of our common stock will not be subject to the underwriters’ lock-up agreement.

Forward-Looking Statements

This prospectus supplement, the accompanying prospectus, the documents we have filed with the SEC that are incorporated by reference and any free writing prospectus that we have authorized for use in connection with this offering contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to, statements about:

•	competition from existing and future competitors in the highly competitive developing market in which we operate;

•	failure to adapt our business model to keep pace with rapid changes in the recruiting and career services business;

•	failure to maintain and develop our reputation and brand recognition;

•	failure to increase or maintain the number of customers who purchase recruitment packages;

•	cyclicality or downturns in the economy or industries we serve;

•	the failure to attract qualified professionals to our websites or grow the number of qualified professionals who use our websites;

•	the failure to successfully identify or integrate acquisitions;

•	United States and foreign government regulation of the Internet and taxation; and

•	our ability to borrow funds under our revolving credit facility or refinance our indebtedness and restrictions on our current and future operations under our credit facility.

These factors and others are more fully discussed elsewhere herein and in the documents incorporated herein by reference, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, under the headings “Risk Factors,” “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These and other risks could cause actual results to differ materially from those implied by forward-looking statements herein and therein.

Use of Proceeds

We estimate the net proceeds from the sale of common stock by us in this offering will be approximately $11,875,000 assuming a public offering price of $11.50 per share, which was the last reported sale price of our common stock on the New York Stock Exchange on December 2, 2010. We will not receive any proceeds from the sale of shares by the selling stockholders, including any proceeds resulting from the underwriters’ exercise of their option to purchase additional shares from certain of the selling stockholders.

Immediately following this offering, we will use the net proceeds to us from this offering to purchase 1,075,633 shares of common stock at a price equal to the price paid by the underwriters for shares in this offering held by certain of our directors and current and former officers.

The following table sets forth the cash proceeds certain of our directors and current and former officers will receive from the purchase by us of shares of common stock with the proceeds from this offering:

Name	Number of Shares of Common Stock	Cash Proceeds ($)*
Scot W. Melland	400,000	$4,416,000
Michael P. Durney	100,000	$1,104,000
Thomas Silver	150,000	$1,656,000
Constance Melrose	136,792	$1,510,184
Brian P. Campbell	40,000	$441,600
William W. Wyman	40,000	$441,600
Robert Dumas	208,841	$2,305,605

* Based on an assumed price of $11.50 per share, which was the last reported sale price of our common stock on the New York Stock Exchange on December 2, 2010 and an assumed underwriting discount. Cash proceeds do not reflect any deductions for the payment of the exercise price for the stock options exercised in connection with this offering and the related withholding taxes in respect of such stock options.

Selling Stockholders

The table below sets forth, as of December 1, 2010, the following information regarding the selling stockholders:

•	the number and percentage of shares of common stock owned by the selling stockholders prior to the offering;

•	the number of shares of common stock to be offered for the selling stockholders’ accounts; and

•	the number and percentage of shares of common stock to be owned by selling stockholders after completion of the offering.

	Shares Beneficially Owned Before the Offering(1)		Shares Being Sold in this Offering	Shares Beneficially Owned After the Offering		Shares Being Sold if Overallotment is Exercised in Full	Shares Beneficially Owned After this Offering if Overallotment is Exercised in Full
Name of Beneficial Owner	Shares	%		Shares	%		Shares	%
General Atlantic Partners 79, L.P.(2)(3)	14,554,051	22.9	2,851,735	11,702,316	18.1	3,334,717	11,219,334	17.3
General Atlantic Partners 84, L.P.(2)(3)	1,382,349	2.2	270,859	1,111,490	1.7	316,733	1,065,616	1.6
GAP Coinvestments CDA, L.P.(2)(3)	3,024	*	593	2,431	*	693	2,331	*
GapStar, LLC(2)(3)	393,517	*	77,106	316,411	*	90,165	303,352	*
GAP-W, Holdings, L.P.(2)(3)	4,716,470	7.4	924,149	3,792,321	5.9	1,080,667	3,635,803	5.6
GAP Coinvestments III, LLC(2)(3)(4)	1,230,077	1.9	170,122	989,055	1.5	198,953	948,234	1.5
GAP Coinvestments IV, LLC(2)(3)	285,160	*	55,875	229,285	*	65,338	219,822	*
GAPCO GmbH& Co., KG(2)(3)	35,662	*	6,988	28,674	*	8,171	27,491	*
Quadrangle Capital Partners II LP(3)(5)	19,722,658	31.0	3,864,479	15,858,179	24.5	4,518,983	15,203,675	23.5
Quadrangle Select Partners II LP(3)(5)	527,611	*	103,380	424,231	*	120,890	406,721	*
Quadrangle Capital Partners II-A LP(3)(5)	2,350,031	3.7	460,468	1,889,563	2.9	538,454	1,811,577	2.8
David S. Gordon(6)(7)	318,980	*	67,713	251,267	*	67,713	251,267	*

*	Less than 1%
(1)	Calculated pursuant to Rule 13(d)-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 1, 2010, at which date there were 63,640,773 aggregate shares of common stock outstanding.
(2)

General Atlantic LLC (“General Atlantic”) is the general partner of each of General Atlantic GenPar, L.P. (“GA GenPar”), General Atlantic Partners 79, L.P. (“GAP 79”), and GAP Coinvestments CDA, L.P. (“CDA”). GA GenPar is the general partner of General Atlantic Partners 84, L.P. and GAP-W Holdings, L.P. (“GAP-W”). The officers of GapStar, LLC (“GapStar”) and managing members of GAP Coinvestments III, LLC (“GAPCO III”) and GAP Coinvestments IV, LLC (“GAPCO IV”) are managing directors of General Atlantic. GAPCO Management GmbH (“GmbH Management”) is the general partner of GAPCO GmbH & Co. KG (“KG” and, together with GAP 79, GAP 84, GAP-W, CDA, GapStar, GAPCO III, GAPCO IV and GmbH Management, the “General Atlantic Stockholders”). There are 29 managing directors of GA (the “GA Managing Directors”).

General Atlantic, GA GenPar, GAP 79, GAP 84, GAP-W, CDA, GapStar, GAPCO III, GAPCO IV, GmbH Management and KG and are a “group,” as defined in Rule 13d-5 of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be deemed to own beneficially any aggregate of 22,600,310 shares of the Common Stock, which represents approximately 35.5% of the outstanding shares of Common Stock. David C. Hodgson is a GA Managing Director. Mr. Hodgson disclaims beneficial ownership of such shares beneficially owned by the General Atlantic Stockholders except to the extent of his pecuniary interest therein. H. Raymond Bingham is a GA Advisory Director. Mr. Bingham disclaims beneficial ownership of such shares beneficially owned by the General Atlantic Stockholders except to the extent of his pecuniary interest therein. Investment entities affiliated with General Atlantic have a minority ownership position in two entities that have broker-dealer subsidiaries: Pierpont Securities Holdings LLC (“Pierpont”) and Getco Holding Company, LLC (“Getco”). Pierpont has one wholly-owned broker-dealer subsidiary, Pierpont Securities LLC, and Getco has three wholly-owned broker-dealer subsidiaries, CTEG, LLC, Getco Execution Services, LLC and Getco Securities, LLC. Each of the General Atlantic Stockholders acquired its shares in the ordinary course of business and at the time of the acquisition of such shares did not have any arrangements or understandings with any person to distribute the securities. The mailing address for the General Atlantic Stockholders (other than KG and GmbH Management) is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830. The mailing address for KG and GmbH Management is c/o General Atlantic GmbH, Koenigsallee 63, 40212 Düsseldorf, Germany.

(3)	Given the terms of the Institutional Shareholder Agreement (as defined in the accompanying prospectus under “Selling Stockholders—Material Relationships with Selling Stockholders—Institutional Shareholder Agreement”), the General Atlantic Stockholders, the Quadrangle Stockholders (as defined below) and the Management Stockholders (as defined in the accompanying prospectus under “Selling Stockholders—Material Relationships with Selling Stockholders—Institutional Shareholder Agreement”) may be deemed to constitute a “group” that, as of the date set forth above, collectively beneficially owns approximately 52,758,909 shares of common stock, or 82.9% of the Company’s total number of shares of common stock outstanding for purposes of Section 13(d)(3) of the Exchange Act. Each of the General Atlantic Stockholders, the Quadrangle Stockholders and the Management Stockholders disclaims beneficial ownership of the shares of common stock beneficially owned by the other parties to the Institutional Shareholder Agreement.
(4)	Immediately prior to the closing of this offering, GAPCO III will transfer 23,460 shares of common stock of Steven A. Denning, a managing director of General Atlantic, 21,130 shares of common stock to David C. Hodgson, a managing director of General Atlantic, and 26,310 shares of common stock to William E. Ford, a managing director of General Atlantic. The number of shares beneficially owned by GAPCO III after the offering gives effect to these distributions.
(5)	QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “Quadrangle Stockholders” and, together with Quadrangle GP Investors II LP, the “Quadrangle Entities”). QCP GP Investors II LLC disclaims beneficial ownership of the shares of common stock that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. The managing members of QCP GP Investors II LLC make voting and investment decisions with respect to the securities held by the Quadrangle Entities. There are four managing members of QCP GP Investors II LLC. Peter R. Ezersky is a managing member of QCP GP Investors II LLC and a member of our board of directors. Mr. Ezersky disclaims beneficial ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. Amanda B. Siegel is a Principal of Quadrangle Group LLC, which is an affiliate of QCP GP Investors II LLC and a member of our board of directors. Ms. Siegel disclaims beneficial ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. In addition, the other managing members of QCP GP Investors II LLC are Michael Huber, Edward Sippel and Joshua Steiner. Each of these individuals disclaims ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. The mailing address for the Quadrangle Shareholders is 375 Park Avenue, New York, NY 10152.
(6)	Such person’s business address is c/o Dice Holdings, Inc., 1040 Avenue of the Americas, 16th Floor, New York, NY 10018.
(7)	This amount includes options to purchase 35,000 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

Certain U.S. Federal Income Tax Consequences for Non-U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences to a Non-U.S. Holder, as defined below, of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements or practices and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions discussed herein or that a U.S. court will not sustain such a challenge.

The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to any Holder, as defined below, in light of such Holder’s particular circumstances and addresses only Holders who hold common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address any (i) U.S. federal alternative minimum tax, (ii) U.S. federal estate, gift, or other non-income tax (except as set forth below) or (iii) any state, local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common stock. In addition, this discussion does not address the U.S. federal income and estate tax consequences to beneficial owners of our common stock subject to special rules, including, among others, beneficial owners that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are controlled foreign corporations, (vi) are passive foreign investment companies, (vii) are persons subject to the alternative minimum tax, (viii) are U.S. expatriates, (ix) purchase or hold our common stock as part of hedges, straddles, constructive sales, conversion transactions or other integrated investments, (x) acquire our common stock as compensation for services or through the exercise or cancellation of employee stock options or warrants or (xi) have a functional currency other than the U.S. dollar.

As used herein, a “Holder” means a beneficial owner of our common stock unless such beneficial owner is a partnership or other entity classified as a partnership for U.S. federal income tax purposes (a “Partnership”) or an owner or partner in a Partnership. If a beneficial owner of our common stock is a Partnership or an owner or partner in a Partnership, the U.S. federal income tax consequences generally will depend on the activities of such Partnership and the status of such owner or partner. A beneficial owner of our common stock that is a Partnership or an owner or partner in a Partnership should consult its own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

A “U.S. Holder” means a Holder that is (i) an individual citizen or resident alien of the United States, (ii) a corporation or other entity taxable as a corporation for U.S. federal tax purposes created or organized in the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” means a Holder that is not a U.S. Holder.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. A HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on Common Stock

As discussed under “Risk Factors—Risks Related to this Offering and our Common Stock,” we do not anticipate making a distribution on common stock in the foreseeable future. If we make a distribution on a Non-U.S. Holder’s common stock, however, then to the extent that such distribution is paid from our current and accumulated earnings and profits as determined under U.S. federal income tax principles (a “dividend”), the dividend generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable tax treaty if we have received proper certification of the application of that tax treaty. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of a Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds its common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case a Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. A Non-U.S. Holder should consult its own tax advisor regarding its entitlement to benefits under an applicable tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain tax treaties apply, are attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder) are not subject to U.S. withholding tax, but instead are taxed in the manner applicable to U.S. persons. In that case, we will not withhold U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a rate of 30%, or any lower rate as may be specified in an applicable tax treaty.

Sale or Other Taxable Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following is true:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States or, if an applicable tax treaty applies, is attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by such Non-U.S. Holder in the United States, in which case the branch profits tax discussed above may also apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

•

the Foreign Investment in Real Property Tax Act, or “FIRPTA,” rules apply because (1) our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the period during which the Non-U.S. Holder holds our common stock or the five-year period ending on the date on which the Non-U.S. Holder disposes of our common stock; and (2) assuming that our common stock constitutes a U.S. real property interest and is treated as regularly traded on an established securities market within the meaning of applicable Treasury Regulations, the Non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not now, have not been in the last five years and will not become a USRPHC. There can be no assurance regarding our USRPHC status for the current year or future years, however, because USRPHC status is based on the composition of our assets from time to time and on certain rules whose application is uncertain. We may become a USRPHC in the future.

An individual Non-U.S. Holder who is subject to U.S. tax because he or she was present in the United States for 183 or more days during the year of disposition will be taxed on his or her gains, including gains from the disposition of our common stock net of applicable U.S. losses from dispositions of other capital assets incurred during the year, at a flat rate of 30% or a reduced rate under an applicable tax treaty.

An individual Non-U.S. Holder described in the first bullet point above will be subject to tax on his or her gains under regular graduated U.S. federal income tax rates.

U.S. Federal Estate Tax

Shares of common stock owned or treated as owned by an individual who is not a U.S. citizen or resident for U.S. federal estate tax purposes will be considered United States situs assets, will be included in that Non-U.S. Holder’s estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax or other tax treaty provides otherwise.

Backup Withholding and Information Reporting

Under Treasury Regulations, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to each Non-U.S. Holder and any tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the taxing authorities in a country in which the Non-U.S. Holder resides or is established.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the Holder has provided the certification described above that it is not a U.S. person (generally satisfied by providing the applicable IRS Form W-8) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a U.S. person.

The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the Non-U.S. Holder either certifies its status as a Non-U.S. Holder in accordance with applicable Treasury Regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. Related Financial Intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. Related Financial Intermediary, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Each prospective Holder is urged to consult its tax advisor with respect to the U.S. federal income and estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated December     , 2010, the underwriters named below, for whom Jefferies & Company, Inc., Stifel, Nicolaus & Company, Incorporated and William Blair & Company, L.L.C. are acting as bookrunners, have agreed to purchase, and we and the selling stockholders have agreed to sell to them, the number of shares of common stock indicated in the table below:

Underwriter	Number of Shares
Jefferies & Company, Inc.
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.

Total:	10,000,000

The underwriters are offering the common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides that the underwriters are obligated to take and pay for all of the common stock if any such shares are purchased, other than those shares covered by the overallotment option described below.

Commissions and Expenses

The underwriters have advised us and the selling stockholders that they propose to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $             per share. After the offering, the public offering price and concession to dealers may be reduced by the underwriters. No such reduction shall change the amount of proceeds to be received by us and the selling stockholders as set forth on the cover page of this prospectus supplement. The shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriter by us, the proceeds to the selling stockholders and the proceeds, before expenses, to us and the selling stockholders.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Proceeds to selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with the offering of common stock, other than the underwriting discounts and commissions referred to above, will be approximately $            .

Option to Purchase Additional Shares

Certain of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,500,000 additional shares at the same price they are paying for the shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by the selling stockholders will be $            , or $             per share, and the total proceeds to such selling stockholders, before expenses, will be $            .

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We and the selling stockholders have also agreed to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

Other than in this offering, we have agreed that we will not, directly or indirectly, offer, sell, issue, contract to sell, pledge or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or offer, sell, issue, contract to sell, or grant any option, right or warrant to purchase any such shares, or enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of such shares, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in such shares within the meaning of Section 16 of the Exchange Act, or file with the SEC a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock or publicly disclose the intention to take any such action, in each case without the prior written consent of Jefferies & Company, Inc., for a period of 90 days after the date of this prospectus supplement, except grants of employee stock options or restricted stock pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date hereof, issuances of such securities pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants, the filing of any registration statements on Form S-8 in connection with an employee benefits plan in effect on the date hereof or on Form S-4 in connection with the issuances contemplated below in connection with acquisitions of businesses or assets or formation of joint ventures or other collaborations subject to limits on the number of shares to be offered thereunder, and the issuance of shares or securities convertible into or exchangeable or exercisable for any shares of our common stock as consideration for or partial consideration for acquisitions of businesses or assets or in connection with the formation of joint ventures, strategic partnerships or other collaborations, provided that such issuances are limited to 5% of our outstanding common stock outstanding immediately hereafter provided that the recipient of such shares of common stock agree to be bound by a similar lock-up agreement. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in each case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc., waives in writing, such an extension.

Other than in, or in connection with, this offering, our executive officers and directors and the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Jefferies & Company, Inc. for a period of 90 days after the date of this prospectus supplement. Certain transfers are permitted (1) pursuant to a will, other testamentary document or applicable laws of descent, (2) as a bona fide gift or (3) to a family member or trust, provided that, in each case, the transferee agrees to be bound in writing by the terms of the agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made when required) and such transfer shall not involve a disposition for value (provided that in the case of transferees that are charitable organizations or trusts that receive securities from the General Atlantic entities or the Quadrangle entities, the lock-up agreements applicable to such entities will permit such transferees to collectively sell under Rule 144 of the Securities Act up to an aggregate number of shares through Jefferies & Company, Inc., equal to 0.4% of the shares outstanding immediately prior to the public offering provided that no such sales are made during the first 7 days of the “lock-up” period). Transfers are also permitted to an entity’s wholly-owned subsidiary or the partners, members, stockholders or affiliates of such entity, or to a charitable or family trust, so long as the transferee agrees to be bound by the terms of a similar lock up agreement prior to such transfer and no filing by any party is required or shall be voluntarily made under the Exchange Act (other than a Form 5 filing when required and such transfer shall not involve a disposition for value). The General Atlantic Stockholders and the Quadrangle Stockholders will be permitted to make filings on Form 4 during the “lock-up” period in connection with transfers to specified general partners, managing directors or managing members and the estate planning vehicles of managing members provided that they give written notice to Jefferies & Company, Inc. at least three business days prior to such proposed transfers and such transfer will not involve a disposition for value. In addition, the establishment of Rule 10b5-1 trading plans are permitted provided that no transactions thereunder are made until after the end of the 90-day period and no public disclosure of such plans shall be required or voluntarily made until after the end of the 90-day period. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in each case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc., may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing shares of our common stock.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or make short sales of our common stock and may purchase our common stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. The underwriters may close out any short position by purchasing shares in the open market or by exercising their overallotment option.

A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. A “stabilizing bid” is a bid for or the purchase of common stock on behalf of the underwriters in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. A “syndicate covering transaction” is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

In connection with this offering, the underwriter may also engage in passive market making transactions in our common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Neither we, the selling stockholders nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters of the offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other websites maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Affiliations

In the future, the underwriters and their affiliates may provide various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans.

Notice To Investors

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, or the FSMA.

In addition, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus supplement is directed only at (1) persons outside the United Kingdom or (2) persons who:

(a) are qualified investors as defined in section 86(7) of FSMA, being persons falling within the meaning of article 2.1(e)(i), (ii) or (iii) of the Prospectus Directive; and

(b) are either persons who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Order, or are persons who fall within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order; or

(c) to whom it may otherwise lawfully be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) above) should not rely or act upon this communication.

Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus supplement has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus supplement does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus supplement and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus supplement and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

France

This prospectus has not been prepared in the context of a public offering of financial securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Règlement Général of the Autorité des marchés financiers (the “AMF”) and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, the shares of our common stock may not be, directly or indirectly, offered or sold to the public in France and offers and sales of the shares of our common stock may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of the shares of our common stock to the public in France. The subsequent direct or indirect retransfer of the shares of our common stock to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Sweden

This is not a prospectus under, and has not been prepared in accordance with the prospectus requirements provided for in, the Swedish Financial Instruments Trading Act (lagen (1991:980) om handel med finasiella instrument) nor any other Swedish enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish public body has examined, approved, or registered this document.

Legal Matters

The validity of the common stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Davis Polk & Wardwell LLP will pass upon certain legal matters related to this offering for the underwriters. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Davis Polk & Wardwell LLP have each represented the General Atlantic Stockholders, the Quadrangle Stockholders and their related parties from time to time.

Experts

The financial statements and the related financial statement schedules incorporated in this prospectus supplement by reference from Dice Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Dice Holdings, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

This prospectus supplement and the accompanying prospectus are part of the registration statement on Form S-3 we filed with the SEC under the Securities Act and do not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus supplement and the accompanying prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Exchange Act we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Information Incorporated By Reference

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information contained in this prospectus supplement and the accompanying prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus supplement and the accompanying prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (other than Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 and exhibits filed on such form that are related to such items) we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the prospectus supplement and before the sale of all the securities covered by this prospectus supplement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Our Definitive Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Stockholders, filed on March 12, 2010 (to the extent specifically incorporated by reference into the Form 10-K);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010;

•	Our Current Reports on Form 8-K filed on April 23, 2010, May 10, 2010, July 30, 2010 and August 16, 2010; and

•	The description of the Company’s common stock set forth in the Company’s Registration Statement on Form 8-A filed on July 11, 2007.

You can request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

Dice Holdings, Inc.,

1040 Avenue of the Americas, 16th Floor

New York, New York 10018

Attention: Corporate Secretary, (212) 725-6550

PROSPECTUS

Dice Holdings, Inc.

Common Stock

Preferred Stock

We may offer and sell from time to time up to an aggregate of $50,000,000 of shares of our common stock or preferred stock, or any combination thereof, in one or more offerings in amounts, at prices and on terms that we determine at the time of the offering. In addition, the selling stockholders named in this prospectus may offer, from time to time and in one or more offerings, up to 46,167,387 shares of our common stock.

Each time we or the selling stockholders offer securities, we will provide a prospectus supplement containing more information about the particular offering together with this prospectus. The prospectus supplement also may add, update or change information contained in this prospectus. This prospectus may not be used to offer and sell securities without a prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “DHX.”

Investing in these securities involves significant risks. We strongly recommend that you read carefully the risks we describe in this prospectus as well as in any accompanying prospectus supplement and the risk factors that are incorporated by reference in this prospectus from our filings made with the Securities and Exchange Commission.  See “Risk Factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 18, 2010

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell from time to time shares of our common stock or preferred stock, or any combination thereof, in one or more offerings in amounts, at prices and on terms that we determine at the time of the offering, with an aggregate initial offering price of up to $50,000,000 and the selling stockholders named in this prospectus may offer, from time to time in one or more offerings, up to an aggregate of 46,167,387 shares of our common stock. This prospectus provides you with a general description of the securities. Each time we offer the securities or the selling stockholders sell shares of common stock, we will provide a prospectus supplement that describes the terms of the offering. The prospectus supplement also may add, update or change information contained in this prospectus. Before making an investment decision, you should read carefully both this prospectus and any prospectus supplement together with the documents incorporated by reference into this prospectus as described below under the heading “Incorporation by Reference.”

The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, provides additional information about us and our securities. The registration statement can be read at the Securities and Exchange Commission (“SEC”) web site (www.sec.gov) or at the SEC public reference room as discussed below under the heading “Where You Can Find More Information.”

You should rely only on the information provided in the registration statement, this prospectus and in any prospectus supplement, including the information incorporated by reference. Neither we nor the selling stockholders have authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate at any date other than the date indicated on the cover page of these documents. Neither we nor the selling stockholders are making an offer to sell the securities in any jurisdiction where the offer or sale is not permitted.

We and the selling stockholders may sell the securities to or through underwriters, dealers or agents or directly to purchasers. The securities may be sold for U.S. dollars, foreign-denominated currency or currency units. Amounts payable with respect to any securities may be payable in U.S. dollars or foreign-denominated currency or currency units as specified in the applicable prospectus supplement. We, the selling stockholders and our and their agents reserve the sole right to accept or reject in whole or in part any proposed purchase of the securities. The prospectus supplement, which we will provide each time we or the selling stockholders offer the securities, will set forth the names of any underwriters, dealers or agents involved in the sale of the securities, and any related fee, commission or discount arrangements. See “Plan of Distribution.”

The prospectus supplement may also contain information about any material U.S. federal income tax considerations relating to the securities covered by the prospectus supplement.

In this prospectus, the terms “Dice Holdings,” “we,” “us,” “our” and the “Company” refer to Dice Holdings, Inc.

THE COMPANY

Dice Holdings, Inc. is a leading provider of specialized career websites for professional communities, including technology and engineering, financial services, accounting and finance, healthcare, and security clearance. Our mission is to help our customers source and hire the most qualified professionals in select and highly skilled occupations, and to help those professionals find the best job opportunities in their respective fields and further their careers. For more than 19 years, we have built our Company by providing our customers with quick and easy access to high-quality, unique professional communities and offering those communities access to highly relevant career opportunities and information. Today, we serve multiple markets primarily in North America, Europe, the Middle East, Asia and Australia.

For a description of our business, financial condition, results of operations and other important information regarding Dice Holdings, we refer you to our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information.” More information about us is also available through our website at www.diceholdingsinc.com. The information on our website is not incorporated by reference into this prospectus or any accompanying prospectus supplement.

Our principal executive offices are located at 1040 Avenue of the Americas, 16th Floor, New York, New York 10018, telephone (212) 725-6550.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include, but are not limited to:

•	increases in the unemployment rate, cyclicality or downturns in the United States or worldwide economy or the industries we serve, labor shortages, or job shortages;

•	competition from existing and future competitors;

•	changes in the recruiting and career services business and technologies, and the development of new products and services;

•	failure to develop and maintain our reputation and brand recognition;

•	failure to increase or maintain the number of customers who purchase recruitment packages;

•	failure to attract qualified professionals or grow the number of qualified professionals who use our websites;

•	capacity constraints, systems failures or breaches of network security;

•	compliance with laws and regulations concerning collection, storage and use of professionals’ personal information;

•	our indebtedness;

•	inability to borrow funds under our credit facility or refinance our debt;

•	periods of operating and net losses and history of bankruptcy;

•	covenants in our Amended and Restated Credit Facility;

•	inability to successfully identify or integrate future acquisitions;

•	strain on our resources due to future growth;

•	misappropriation or misuse of our intellectual property, claims against us for intellectual property infringement or the failure to enforce our ownership or use of intellectual property;

•	control by our principal stockholders;

•	compliance with certain corporate governance requirements and costs incurred in connection with being a public company;

•	compliance with the continued listing standards of the New York Stock Exchange;

•	failure to maintain internal controls over financial reporting;

•	loss of key executives and technical personnel;

•	U.S. and foreign government regulation of the Internet and taxation;

•	changes in foreign currency exchange rates;

•	our foreign operations;

•	inability to expand into international markets;

•	unfavorable decisions in proceedings related to future tax assessments;

•	taxation risks in various jurisdictions for past or future sales; and

•	write-offs of goodwill.

These and other factors are more fully discussed elsewhere herein and in the documents incorporated by reference herein. These and other risks could cause actual results to differ materially from those implied by forward-looking statements herein and therein.

You should keep in mind that any forward-looking statement made by us herein and in the documents incorporated by reference herein speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no obligation to update any forward-looking statements herein or therein after the date hereof or thereof, except as required by federal securities laws.

RISK FACTORS

Investing in our securities involves risk. You should carefully consider the specific risks discussed or incorporated by reference in the applicable prospectus supplement, together with all the other information contained in the prospectus supplement or incorporated by reference in this prospectus and the applicable prospectus supplement. You should also consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference in this prospectus. These risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

USE OF PROCEEDS

Unless we specify another use in any of the applicable prospectus supplements, we will use the net proceeds from the sale of the securities offered by us for general corporate purposes, which may include, among other things, debt repayment, working capital and/or capital expenditures.

We may also use such proceeds to fund acquisitions of businesses or technologies that complement our current business. We may set forth additional information on the use of net proceeds from the sale of the securities we offer under this prospectus in a prospectus supplement related to a specific offering.

We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratios of earnings to fixed charges and preferred stock dividends are shown in the table below. For purposes of calculating the below ratios, earnings consist of income before taxes plus fixed charges during the period. Fixed charges means the sum of the following: (a) interest expensed, (b) amortized capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense. Preferred stock dividends represent the amount of pre-tax income required to pay the dividends on preferred shares. We have had no preferred shares outstanding since July 2007 and have not paid any dividends on preferred shares since 2007. The dividend on preferred shares in 2007 was declared and paid prior to our initial public offering.

	Dice Holdings, Inc. (Successor)						Dice Inc. Reorganized (Predecessor)
	Three months ended March 31, 2010	Twelve months ended December 31,				Four months ended December 31, 2005	Eight months ended December 31, 2005
		2009	2008	2007	2006
Ratio of earnings to fixed charges and preferred stock dividends	6.47x	3.94x	3.45x	—	—	—	67.22x

For the years ended December 31, 2007 and 2006 and the four months ended December 31, 2005, earnings were inadequate to cover fixed charges and preferred stock dividends by $142.2 million, $4.8 million, and $2.3 million, respectively.

SELLING STOCKHOLDERS

The selling stockholders named in the table below may from time to time offer and sell pursuant to this prospectus and any applicable prospectus supplement up to 46,167,387 shares of our common stock. When we refer to “selling stockholders” in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees or donees or their successors. The selling stockholders may sell all, a portion or none of their shares at any time. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders. Except as otherwise indicated, each selling stockholder has sole voting and dispositive power with respect to such shares.

	Shares Beneficially Owned Before the Offering(1)		Maximum Number of Shares that May be Sold Hereunder		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	%			Shares	%
General Atlantic Partners 79, L.P.(2)(3)	14,554,051	23.3	14,554,051		—	—
General Atlantic Partners 84, L.P.(2)(3)	1,382,349	2.2	1,382,349		—	—
GAP Coinvestments CDA, L.P.(2)(3)	3,024	*	3,024		—	—
GapStar, LLC(2)(3)	393,517	*	393,517		—	—
GAP-W, Holdings, L.P.(2)(3)	4,716,470	7.6	4,716,470		—	—
GAP Coinvestments III, LLC(2)(3)	1,230,077	2.0	1,230,077		—	—
GAP Coinvestments IV, LLC(2)(3)	285,160	*	285,160		—	—
GAPCO GmbH& Co., KG(2)(3)	35,662	*	35,662		—	—
Quadrangle Capital Partners II LP(3)(4)	19,722,658	31.6	19,722,658		—	—
Quadrangle Select Partners II LP(3)(4)	527,611	*	527,611		—	—
Quadrangle Capital Partners II-A LP(3)(4)	2,350,031	3.8	2,350,031		—	—
Quadrangle GP Investors II LP(3)(4)	42,755	*	42,755		—	—
John P.R. Benson(5)(6)	1,006,836	1.6	642,634	(7)	364,202	*
David S. Gordon(5)(8)	305,855	*	270,855		35,000	*
Thomas M. Silver(3)(5)(9)	1,174,929	1.8	10,533		1,164,396	1.8

*	Less than 1%
(1)	Calculated pursuant to Rule 13(d)-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of March 11, 2010, at which date there were 62,418,859 aggregate shares of common stock outstanding.
(2)

General Atlantic LLC (“General Atlantic”) is the general partner of each of General Atlantic GenPar, L.P. (“GA GenPar”), General Atlantic Partners 79, L.P. (“GAP 79”), and GAP Coinvestments CDA, L.P. (“CDA”). GA GenPar is the general partner of General Atlantic Partners 84, L.P. and GAP-W Holdings, L.P. (“GAP-W”). The officers of GapStar, LLC (“GapStar”) and managing members of GAP Coinvestments III, LLC (“GAPCO III”) and GAP Coinvestments IV, LLC (“GAPCO IV”) are managing directors of General Atlantic. GAPCO Management GmbH (“GmbH Management”) is the general partner of GAPCO GmbH & Co. KG (“KG” and, together with GAP 79, GAP 84, GAP-W, CDA, GapStar, GAPCO III, GAPCO IV and GmbH Management, the “General Atlantic Stockholders”). There are 25 managing directors of GA (the “GA Managing Directors”). General Atlantic, GA GenPar, GAP 79, GAP 84, GAP-W, CDA, GapStar, GAPCO III, GAPCO IV, GmbH Management and KG and are a “group,” as defined in Rule 13d-5 of the rules and regulations promulgated under the Securities Exchange Act of 1934 (as amended (the “Exchange Act”), and may be deemed to own beneficially any aggregate of 22,600,310 shares of the Common Stock, which represents approximately 36.2% of the outstanding shares of Common Stock. David C. Hodgson is a GA Managing Director. Mr. Hodgson disclaims beneficial ownership of such shares beneficially owned by the General Atlantic Stockholders except to the extent of his pecuniary interest therein. H. Raymond Bingham is a GA Advisory Director. Mr. Bingham disclaims beneficial ownership of such shares beneficially owned by the General Atlantic Stockholders except to the extent of his pecuniary interest therein. Investment entities affiliated with General Atlantic have a minority ownership position in two entities that have broker-dealer subsidiaries: Pierpont Securities Holdings LLC (“Pierpont”) and Getco Holding Company, LLC (“Getco”). Pierpont has one wholly-owned broker-dealer subsidiary, Pierpont Securities LLC, and Getco has three wholly-owned broker-dealer subsidiaries, CTEG, LLC, Getco Execution Services, LLC and Getco Securities, LLC. Each of the General Atlantic Stockholders acquired its shares in the ordinary course of business and at the time of the acquisition of such shares did not have any arrangements or understandings with any person to distribute the securities. The mailing address for the General Atlantic Stockholders (other than KG and GmbH Management) is c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, CT 06830. The mailing address of KG and GmbH Management is c/o General Atlantic GmbH, Koenigsallee 63, 40212 Düsseldorf, Germany.

(3)	Given the terms of the Institutional Shareholder Agreement (as defined below under “—Material Relationships with Selling Stockholders—Institutional Shareholder Agreement”), the General Atlantic Stockholders, the Quadrangle Stockholders (as defined below) and the Management Stockholders (as defined below) may be deemed to constitute a “group” that, as of the date set forth above, collectively beneficially owns approximately 52,416,459 shares of common stock, or 76% of the Company’s total number of shares of common stock outstanding for purposes of Section 13(d)(3) of the Exchange Act. Each of the General Atlantic Stockholders, the Quadrangle Stockholders and the Management Stockholders disclaims beneficial ownership of the shares of common stock beneficially owned by the other parties to the Institutional Shareholder Agreement.
(4)	QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “Quadrangle Stockholders” and, together with Quadrangle GP Investors II LP, the “Quadrangle Entities”). QCP GP Investors II LLC disclaims beneficial ownership of the shares of common stock that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. The managing members of QCP GP Investors II LLC make voting and investment decisions with respect to the securities held by the Quadrangle Entities. There are four managing members of QCP GP Investors II LLC. Peter R. Ezersky is a managing member of QCP GP Investors II LLC and a member of our board of directors. Mr. Ezersky disclaims beneficial ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. Amanda B. Siegel is a Principal of Quadrangle Group LLC, which is an affiliate of QCP GP Investors II LLC and a member of our board of directors. Ms. Siegel disclaims beneficial ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates. In addition, the other managing members of QCP GP Investors II LLC are Michael Huber, Edward Sippel and Joshua Steiner. Each of these individuals disclaims ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates.
(5)	Such person’s business address is c/o Dice Holdings, Inc., 1040 Avenue of the Americas, 16th Floor, New York, NY 10018.
(6)	This amount includes 85,285 shares held by John Benson and Denton & Co Trustees Limited, Mr. Benson’s pension plan. This amount also includes 68,228 shares held by Mr. Benson’s wife, which Mr. Benson may be deemed to indirectly beneficially own, and options to purchase 295,974 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.
(7)	Includes 85,285 shares held by John Benson and Denton & Co Trustees Limited, Mr. Benson’s pension plan.
(8)	This amount includes options to purchase 35,000 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.
(9)	This amount includes options to purchase 1,164,396 shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

Material Relationships with Selling Stockholders

Institutional Shareholder Agreement

The Company, the General Atlantic Stockholders, the Quadrangle Stockholders (and together with the General Atlantic Stockholders, the “Principal Stockholders”) and certain of our executive officers, including

Thomas M. Silver, who is a selling stockholder under this prospectus and any accompanying prospectus supplement (the “Management Stockholders”) are party to the Institutional and Management Shareholder Agreement, dated July 23, 2007 (the “Institutional Shareholder Agreement”). The Institutional Shareholder Agreement contains restrictions on the ability of the Principal Stockholders and the Management Stockholders to transfer shares of our common stock and provisions related to registration rights granted to such stockholders.

In addition, the Institutional Shareholder Agreement contains provisions related to the composition of our board of directors and the committees of our board of directors and our corporate governance. Specifically, the Institutional Shareholder Agreement requires that the board consist of at least eight directors, one of whom must be our Chief Executive Officer. Under the Institutional Shareholder Agreement, each of the Principal Stockholders has the right to designate up to (1) three members of our board of directors if such Principal Stockholder owns 17.5% or more of our common stock, (2) two members of our board of directors if it owns less than 17.5% but at least 10% of our common stock and (3) one member of our board of directors if it owns less than 10% but at least 5% of our common stock. Each Principal Stockholder has agreed to vote its shares in favor of the directors designated by the other Principal Stockholder in accordance with the terms of the Institutional Shareholder Agreement. Initially, the Principal Stockholders each only designated two members to our board of directors. Peter Ezersky and Amanda Siegel have been designated as members of our board of directors by the Quadrangle Stockholders and H. Raymond Bingham and David Hodgson have been designated as members of our board of directors by the General Atlantic Stockholders. If both Principal Stockholders hold less than 5% of our common stock, these provisions terminate.

Restrictions on Transfer

Under the Institutional Shareholder Agreement, neither of the Principal Stockholders may sell or transfer shares of our capital stock (except for transfers to certain permitted transferees or certain block sale transfers) without the consent of the other Principal Stockholder. Additionally, the Principal Stockholders and the Management Stockholders have agreed not to sell any shares during the period beginning 14 days prior to the effective date of a registration statement filed in connection with the exercise of demand or piggyback registration rights by any stockholder until the earlier of: (1) 90 days after any public offering and (2) the expiration of the underwriters lock-up period for the applicable offering, provided that the Principal Stockholders and Management Stockholders have agreed that notwithstanding this provision, they will remain subject to the terms of any underwriter lock-up agreement for the applicable offering.

Other Provisions

Under the Institutional Shareholder Agreement, we have agreed that the doctrine of “corporate opportunity” will not apply against our Principal Stockholders in a manner that would prohibit them from investing in competing businesses or doing business with our clients and customers.

The Institutional Shareholder Agreement requires us to deliver to each stockholder who is a party to the agreement and owns 5% or more of our common stock in the aggregate certain monthly financial statements as soon as practicable after they are available, subject to customary confidentiality provisions. Additionally, except to the extent available on the SEC’s EDGAR system, we are required to deliver to each stockholder who is a party to the agreement and owns 5% or more of our common stock copies of all financial statements, reports, notices and proxy statements and all regular and periodic reports, and registration statements or prospectuses filed by us with the SEC.

Registration Rights

Under the Institutional Shareholder Agreement, each of the Principal Stockholders is entitled to certain demand registration rights, including the right to require us to effect a shelf registration if we are eligible to file registration statements on Form S-3.

Under the Institutional Shareholder Agreement, in a demand registration, the non-requesting Principal Stockholder and the Management Stockholders are entitled to piggyback registration rights with respect to any registration request made by a Principal Stockholder, subject to limited exceptions. If the registration requested by a Principal Stockholder is in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities proposed to be offered would have an adverse affect on the offering, the number of shares included in the offering will be determined as follows:

•	first, shares offered by the Principal Stockholders and the Management Stockholders (but only to the extent such shares were not acquired pursuant to the exercise of options);

•	second, shares offered by any other stockholders (pro rata, based on the number of their respective shares requested to be included in such offering); and

•	third, shares offered by us for our own account.

The Institutional Shareholder Agreement also provides that each Principal Stockholder and Management Stockholder is entitled to piggyback registration rights with respect to any registration initiated by us, subject to certain limited exceptions. If we initiate a registration in the form of an underwritten offering, and if the managing underwriter of the offering determines that the number of securities proposed to be offered would have an adverse affect on the offering, then the number of shares included in the offering shall be determined as follows:

•	first, shares offered by us for our own account;

•

second, shares requested to be included by the Principal Stockholders and the Management Stockholders (pro rata, based on the number of their respective shares requested to be included in such offering); and

•	third, shares offered by any other stockholders (pro rata, based on the number of their respective shares requested to be included in such offering).

The Principal Stockholders and certain of the Management Stockholders are exercising registration rights in connection with the resale of the common shares owned by them in this prospectus and accompanying prospectus supplement.

In any registration, including the resale of the common shares owned by them in this prospectus and accompanying prospectus supplement, we have agreed to indemnify the participating Principal Stockholders and Management Stockholders and to pay all registration expenses (other than underwriting discounts and commissions and certain legal expenses of the selling stockholders).

The Principal Stockholders and Scot W. Melland, Michael P. Durney, Thomas M. Silver, Brian P. Campbell and Constance Melrose, each of whom is a Management Stockholder, exercised piggyback rights and sold shares in connection with our initial public offering.

In 2007, we incurred approximately $3.2 million in expenses related to our initial public offering.

Block Sales

Under the Institutional Shareholder Agreement, a Principal Stockholder may request to sell common stock in a block sale, provided that the Principal Stockholder gives written notice to us and the other Principal Stockholder. The other Principal Stockholder will then have the right to participate in the block sale on a proportional basis with the requesting Principal Stockholder. Each Principal Stockholder may make up to two block sales in any one year period, and each block sale must recognize proceeds of at least $20 million. These provisions terminate with respect to a Principal Stockholder if it owns less than 10% of our common stock.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock summarizes certain terms and provisions of our common stock and preferred stock, par value $0.01 per share, to which any prospectus supplement may relate. This section also summarizes relevant provisions of Delaware law. The following description of our common stock and preferred stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Capital Stock

As of the date of this prospectus, our authorized capital stock consists of 240,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. As of March 11, 2010, we had 62,418,859 outstanding shares of common stock, excluding 293,000 shares of restricted stock, and no shares of preferred stock outstanding.

As of March 11, 2010, there were approximately 54 holders of record of our common stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

We are authorized to issue up to 20,000,000 shares of preferred stock. Our board of directors is authorized, subject to limitations prescribed by Delaware law and our Amended and Restated Certificate of Incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors is also authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock.

Certain Certificate of Incorporation, By-Law and Statutory Provisions

The provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and of the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt of the Company.

Directors’ Liability; Indemnification of Directors and Officers

Our Amended and Restated Certificate of Incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends, stock repurchases, or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under federal securities laws. In addition, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide that we indemnify each director and the officers, employees, and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware.

Corporate Opportunity

Our Amended and Restated Certificate of Incorporation also provides that the doctrine of “corporate opportunity” will not apply against our Principal Stockholders in a manner that would prohibit them from investing in competing businesses or doing business with our clients or customers. See “Risk Factors—We are controlled by two groups of principal stockholders whose interest in our business may be different than yours” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 incorporated by reference in this prospectus.

Special Meetings of Stockholders

Our Amended and Restated Certificate of Incorporation provides that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

Stockholder Action; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Amended and Restated Certificate of Incorporation provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings, unless the action to be effected by written consent and the taking of such action by written consent have expressly been approved in advance by the board. In addition, our Amended and Restated By-laws establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and

•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the 10th day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and Removal of Directors

Our board is divided into three classes. The directors in each class serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause and with the vote of at least 66 2/3% of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws do not provide for cumulative voting in the election of directors.

Amendment of the Certificate of Incorporation and By-Laws

Our Amended and Restated Certificate of Incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors, is required to amend the following provisions of our Amended and Restated Certificate of Incorporation:

•	the provisions relating to our classified board of directors;

•

the provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy, and the provisions relating to the removal of directors;

•	the provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our articles of incorporation and for the adoption, amendment or repeal of our by-laws;

•	the provisions relating to the restrictions on stockholder actions by written consent; and

•	the provisions relating to the calling of meetings of stockholders.

In addition, the board of directors is permitted to alter our by-laws without obtaining stockholder approval and the affirmative vote of holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors will be required for any amendment to our by-laws by the stockholders.

Anti-Takeover Provisions of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a Delaware corporation from engaging in a business combination (as defined) for three years following the date that person became an interested stockholder unless various conditions are satisfied.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “DHX.”

PLAN OF DISTRIBUTION

We or the selling stockholders may offer and sell the securities in any one or more of the following ways:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•

through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	through agents on a best-efforts basis; or

•	otherwise through a combination of any of the above methods of sale.

In addition, we or the selling stockholders may enter into option, share lending or other types of transactions that require us or such selling stockholders, as applicable, to deliver shares of common stock to an underwriter, broker or dealer, who will then resell or transfer the shares of common stock under this prospectus. We or the selling stockholders may also enter into hedging transactions with respect to our securities or the securities of such selling stockholders, as applicable. For example, we or the selling stockholders may:

•	enter into transactions involving short sales of the shares of common stock by underwriters, brokers or dealers;

•	sell shares of common stock short and deliver the shares to close out short positions;

•

enter into option or other types of transactions that require us or the selling stockholders, as applicable, to deliver shares of common stock to an underwriter, broker or dealer, who will then resell or transfer the shares of common stock under this prospectus; or

•	loan or pledge the shares of common stock to an underwriter, broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

Any selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale of shares of common stock covered by this prospectus.

We or the selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or such selling stockholders, as applicable, or borrowed from us, such selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we or the selling stockholders may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or the securities of such selling stockholders, as applicable, or in connection with a concurrent offering of other securities.

Shares of common stock may also be exchanged for satisfaction of the selling stockholders’ obligations or other liabilities to their creditors. Such transactions may or may not involve brokers or dealers.

Each time we or the selling stockholders sell securities, we will provide a prospectus supplement that will name any underwriter, dealer or agent involved in the offer and sale of the securities. The prospectus supplement will also set forth the terms of the offering, including:

•	the purchase price of the securities and the proceeds we and/or such selling stockholders, as applicable, will receive from the sale of the securities;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any public offering or purchase price and any discounts or commissions allowed or re-allowed or paid to dealers;

•	any commissions allowed or paid to agents;

•	any other offering expenses;

•	any securities exchanges on which the securities may be listed;

•	the method of distribution of the securities;

•	the terms of any agreement, arrangement or understanding entered into with the underwriters, brokers or dealers; and

•	any other information we think is important.

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account. The securities may be sold from time to time by us or the selling stockholders in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

Such sales may be effected:

•	in transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in transactions in the over-the-counter market;

•

in block transactions in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	through the writing of options; or

•	through other types of transactions.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or dealers to purchase the securities offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discount or concession allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

The selling stockholders might not sell any shares of common stock under this prospectus. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The securities may be sold directly by us or the selling stockholders or through agents designated by us or such selling stockholders, as applicable, from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us or such selling stockholders, as applicable, to such agent will be set forth in, the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase the securities offered by this prospectus may be solicited, and sales of the securities may be made by us or by selling stockholders directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The terms of any offer made in this manner will be included in the prospectus supplement relating to the offer.

If indicated in the applicable prospectus supplement, underwriters, dealers or agents will be authorized to solicit offers by certain institutional investors to purchase securities from us pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which these contracts may be made include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

In all cases, these purchasers must be approved by us or the selling stockholders, as applicable. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any of these contracts will not be subject to any conditions except that (a) the purchase of the securities must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject, and (b) if the securities are also being sold to underwriters, we or the selling stockholders, as applicable, must have sold to these underwriters the securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

Some of the underwriters, dealers or agents used by us or the selling stockholders in any offering of securities under this prospectus may be customers of, engage in transactions with, and perform services for us and/or such selling stockholders, as applicable, or affiliates of ours and/or theirs, as applicable, in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled under agreements which may be entered into with us and/or the selling stockholders to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to be reimbursed by us and/or such selling stockholders for certain expenses.

Any securities initially sold outside the United States may be resold in the United States through underwriters, dealers or otherwise.

Any underwriters to which offered securities are sold by us or the selling stockholders for public offering and sale may make a market in such securities, but those underwriters will not be obligated to do so and may discontinue any market making at any time.

The anticipated date of delivery of the securities offered by this prospectus will be described in the applicable prospectus supplement relating to the offering.

The maximum compensation we will pay to underwriters in connection with any offering of the securities will not exceed 8% of the maximum proceeds of such offering.

To comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel for underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus by reference from Dice Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Dice Holdings, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

As required by the Securities Act, Dice Holdings filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. These filings are available to the public on the SEC’s website at www.sec.gov. You may also read and copy any document the Company files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Dice Holdings maintains a website at www.diceholdingsinc.com where the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports are available without charge, as soon as reasonably practicable after those reports are filed with or furnished to the SEC.

As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available through the SEC’s website or at its public reference room.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement. We incorporate by reference the following documents which have been filed with the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009;

•	Our Definitive Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Stockholders, filed on March 12, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010;

•	Our Current Report on Form 8-K filed on April 23, 2010; and

•	The description of the Company’s common stock set forth in the Company’s Registration Statement on Form 8-A filed on July 11, 2007.

All documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the later of (1) the completion of the offering of the securities described in this prospectus and (2) the date we stop offering securities pursuant to this prospectus, shall be incorporated by reference in this prospectus from the date of filing of such documents. The information contained on our website (www.diceholdingsinc.com) is not incorporated into this prospectus.

We will provide to each person to whom a prospectus is delivered a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. You may request a copy of these filings or a copy of any or all of the documents referred to above which have been incorporated in this prospectus by reference, at no cost, by contacting Dice Holdings, Inc., 1040 Avenue of the Americas, 16th Floor, New York, New York 10018, Attention: Corporate Secretary; (212) 725-6550.

You should not assume that the information in this prospectus, the prospectus supplement, any applicable pricing supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

10,000,000 Shares

Dice Holdings, Inc.

Common Stock

Prospectus Supplement

Jefferies & Company	Stifel Nicolaus Weisel	William Blair & Company

                    , 2010